Gregory P. Rodgers	53rd at Third
Direct Dial: 212-906-2918	885 Third Avenue
greg.rodgers@lw.com	New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES

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Attention: Ms. Mara L. Ransom	Madrid	Washington, D.C.

Re:                             The Container Store Group, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted July 12, 2013
CIK No. 0001411688

Ladies and Gentlemen:

On behalf of our client, The Container Store Group, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Draft Registration Statement on Form S-1 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on July 12, 2013 (the “Draft Submission”).

This amendment reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to Jodi Taylor, the Company’s Chief Financial Officer, dated August 9, 2013.  The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 1, marked to show changes against the Draft Submission, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

General

1.              Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all information required with respect to the offering price range, underwriting discounts and the number of shares. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank, such as portions of your capitalization and dilution tables, are completed.

Response:

Please note that the Registration Statement does not include a price range for the public offering price, as it has not yet been determined. The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will provide the omitted information (except information permitted to be excluded by Rule 430A or as otherwise addressed below) in a future pre-effective amendment when such information is known. The Company confirms that such information will be included prior to any public distribution of the preliminary prospectus and that it will allow the Staff sufficient time to review the Company’s complete disclosure prior to any distribution of preliminary prospectuses.

2.              All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

Response:

The Company respectfully acknowledges the Staff’s comment, advises the Staff that it has filed all currently available exhibits required under Item 601 of Regulation S-K and confirms that it will file all remaining exhibits, including the legal opinion and consent of Latham & Watkins LLP, in a future pre-effective amendment. The Company will provide the Staff sufficient time to review the exhibits before the Company requests that the Registration becomes effective.

3.              Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

Response:

The Company respectfully acknowledges the Staff’s comment and, prior to the effectiveness of the Registration Statement, will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has cleared the filing.

4.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

The Company advises the Staff that no written materials have been provided to potential investors in reliance on Section 5(d) of the Securities Act and the representatives of the underwriters have advised the Company that no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act or Section 105(a) of the Jumpstart Our Business Startups Act.

5.              Reference is made to your disclosures throughout the filing of average four-wall Adjusted EBITDA margin, average pre-tax payback period and average annualized return on invested capital and to your disclosure on page ii that these measures are not recognized under accounting principles generally accepted in the United States. Please tell us whether you believe these measures are non-GAAP measures, as defined at Item 10(e) of Regulation S-K, including your basis for your conclusion. If so, please tell us your consideration of providing the disclosures prescribed by Item 10(e)(1)(i) of Regulation S-K.

Response:

The Company believes that average four-wall Adjusted EBITDA margin, average pre-tax payback period and average annualized return on invested capital are not non-GAAP financial measures for purposes of Item 10(e) of Regulation S-K because average four-wall Adjusted EBITDA margin, average pre-tax payback period and average annualized return on invested capital are not derived from or based on a directly comparable measure in the Company’s consolidated financial statements.  Rather, average four-wall Adjusted EBITDA margin, average pre-tax payback period and average annualized return on invested capital are operating measures used by management, the investor community and analysts who follow the Company’s industry to measure new store performance.  Because average four-wall Adjusted EBITDA margin, average pre-tax payback period and average annualized return on invested capital are operating measures, the Company believes that, consistent with the SEC’s position in the release adopting Item 10(e) of Regulation S-K and Regulation G (Release No. 33-8176) that non-GAAP financial measures do not include operating and other statistical measures, average four-wall Adjusted EBITDA margin, average pre-tax payback period and average annualized return on invested capital are not “non-GAAP financial measures” for purposes of Item 10(e) of Regulation S-K.

6.              We note references throughout your prospectus to third-party sources, including to eSite on page 4, for statistical, qualitative and comparative statements contained in your prospectus.

Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon. Please also disclose whether you commissioned any of the materials to which you refer and file the consent of each party who conducted any of the studies to which you refer, or confirm that these studies are widely available to the public.

Response:

The Company advises the Staff that the eSite, Inc. (“eSite”) study was commissioned by the Company and no other reports concerning its industry position are cited in the prospectus.  The consent of eSite has been filed as Exhibit 23.3 to the Registration Statement.

A copy of the eSite study and the other third-party sources and other materials relied upon by the Company which substantiate the Company’s disclosure (collectively, the “Supplemental Materials”), with appropriate markings and page references, is being provided to the Staff supplementally.  The Company requests, pursuant to Rule 418(b) promulgated under the Securities Act, that the Staff return the copy of the Supplemental Materials to the undersigned once the Staff has completed its review.

7.              Please disclose whether the following statements are based upon management’s belief, industry data, reports or articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. Please also revise any similar statements in the Description of Business and Management’s Discussion and Analysis sections.

•                  “We are the leading specialty retailer of storage and organization products in the United States, with over $700 million of net sales in fiscal 2012.” (page 1) In providing the basis for this assertion, please disclose the measure or measures by which you believe you are the “leading specialty retailer of storage and organization products in the United States.”

•                  “We are the original storage and organization specialty retailer and the only national retailer solely devoted to the category.” (page 1) In providing the basis for this assertion, please provide additional disclosure regarding the specialty storage and organization retail category in which you operate, including whether this retail category is an industry-defined term or whether you have coined this term. Please also clarify that other national retailers may provide competing products, though such retailers may not operate exclusively in the specialty storage and organization retail category. In this regard, we note your disclosure on page 19.

•                  “The strength of our brand is built on our history as the originator and leader in the storage and organization category . . . .” (page 3)

•                  “We have achieved nationwide recognition . . . .” (page 3)

•                  “[T]he prominence of our brand has also led to a significant number of media impressions, including print mentions in newspapers and magazines with more than

520 million readers and television broadcast mentions on shows with more than 270 million viewers in 2012.” (pages 3-4)

•                  Your statement on page 5 that you are “the only national retailer solely devoted to [the storage and organization category].”

Response:

In general, these statements are based on a combination of management’s experience in the retail industry, the Company’s research into the history of the retail industry and the storage and organization category in particular, available third party materials and the views of third parties knowledgeable about the retail industry.  Based on all of those factors, the Company believes that the statements may be made without qualification by management’s belief.  The justification for this view can best be explained by outlining a brief history of the Company’s business and the storage and organization category of the retail industry.

To the knowledge of the Company, no retailer had focused exclusively on the sale of products used to store and organize household items (a retail category that the Company identified and coined “storage and organization”) prior to the Company’s founding in 1978.  The Company’s status as the originator of the category is supported by the Company’s research and review of relevant national, local and trade media coverage, which includes specific mentions of the Company as the originator of the category.  The Company is similarly credited as the originator of the category by industry analysts and other sources.  Samples of materials supporting the Company’s status as the originator of the organization and storage category are included in the Supplemental Materials and are clearly marked for your convenience.

During the 1980s, the Company saw the emergence of hundreds of specialty retailers that attempted to emulate the Company’s business by focusing on the storage and organization category.  These ranged from local retailers to regional and national retailers, such as Storables (founded in 1981), Williams-Sonoma’s Hold Everything (founded in 1983) and Organized Living (founded in 1985).  Based on the Company’s research, those specialty retailers devoted to storage and organization products are either no longer in existence or have yet to expand to a national presence.  Specifically, Hold Everything ceased doing business in 2006; Organized Living closed all of its stores in 2007; and Storables operates as a five-store chain in Oregon, Washington and California.  The Company and other parties knowledgeable about the retail industry, including multiple national retail trade organizations, are not aware of any other national specialty retailer devoted to the storage and organization category.  Accordingly, based on the Company’s research, all other specialty store retailers devoted to the storage and organization category are either small local or regional retailers or are operated by relatively small online retailers, such as organize.com.

With respect to the Staff’s request for support regarding the specific statements contained in the Registration Statement and its other specific comments:

The statement that the Company is the “leading specialty retailer of storage and organization products in the United States, with over $700 million of net sales in fiscal 2012” follows from Company’s status as the only currently operating national specialty retailer of storage and organizational products.  The statement is true based on a number of measures, including sales and number of stores.

Support for the statement “we are the original storage and organization specialty retailer and the only national retailer solely devoted to the category” is described above.  The Company’s coining of the term “specialty storage and organization retail category” is also discussed above.  The Company respectfully acknowledges the Staff’s comment contained at the end of the second bullet in the comment and has revised the disclosure under the “Our Market” caption of the summary to clarify that other national retailers may provide competing products, though such retailers do not operate exclusively in the specialty storage and organization retail category.

Support for the statement that “[t]he strength of our brand is built on our history as the originator and leader in the storage and organization category . . . .” is discussed above.

The statement that “we have achieved nationwide recognition” is supported by numerous mentions in various nationwide publications and television broadcasts.  A sampling of such materials is included in the Supplemental Materials that are being provided supplementally to the Staff.

The statement that “the prominence of our brand has also led to a significant number of media impressions, including print mentions in newspapers and magazines with more than 520 million readers and television broadcast mentions on shows with more than 270 million viewers in 2012” is supported by a report by Cision, Inc., a global provider of media monitoring software and services, which is included in the Supplemental Materials that are being provided supplementally to the Staff.

Support for the statement that the Company is “the only national retailer solely devoted to [the storage and organization category]” is discussed above.

Company Overview, page 1

8.              We note the bullet points on pages 1-2 highlighting your financial performance in recent years. Please balance this disclosure by including the fact that you have experienced net losses in each of the last three fiscal years, and in the fiscal quarter ended June 1, 2013.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Summary Risk Factors on page 6 to provide more prominent and complete disclosure regarding the fact that the Company has experienced net losses in each of the last three fiscal years, and in the fiscal quarter ended June 1, 2013.

Our Competitive Strengths, page 2

Deep-rooted, Employee-first Culture, page 2

9.              Please identify the industry you are using for purposes of the average rate of employee turnover comparison that you make.

Response:

The Company respectfully acknowledges the Staff’s comment and has added disclosure to the effect that the Company is using the retail industry for purposes of the average rate of employee turnover comparison that the Company makes.

Proven Real Estate Site Selection Process, page 3

10.       We note your disclosure that you have never closed a store due to underperformance. Please clarify whether you have ever relocated a store for underperformance.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this section to clarify that the Company has never relocated a store for underperformance.

Our Growth Strategy, page 4

Expanding our Store Base, page 4

11.       Please disclose the timeframe in which you believe you can grow the number of U.S. stores to 300 stores in your current format.

Response:

The Company respectfully acknowledges the Staff’s comment, but notes that the disclosure identified in the Staff’s comment is meant to give potential investors a sense of the size of the Company’s overall market opportunity in the Company’s current store format, rather than indicate a particular timeframe in which that market opportunity may ultimately be realized.  For the reasons discussed below, the Company believes that the disclosure of long-term expectations regarding the rate of new store additions is not meaningful, and accordingly has limited this discussion to its near-term expectations. In this regard, the Company notes the disclosure of expected new store additions for fiscal 2013 and 2014 in the sentence that immediately precedes the statement identified in the Staff’s comment.

The rate of future store additions in any particular period is inherently uncertain and is subject to numerous factors that are outside of the Company’s control.  Factors that may impact the rate of future store additions include those noted in the Risk Factors captioned “An overall decline in the health of the economy and consumer spending may affect consumer purchases of discretionary items, which could reduce demand for our products and materially harm our sales, profitability and financial condition” and “Cost and risks relating to new store openings could severely limit our growth opportunities.” The size of the Company’s potential market opportunity, however, is not premised on the Company’s achieving a particular rate of new store additions, but rather is the result of an analysis of geographic and consumer data as set forth in the eSite study. Accordingly, the Company believes that the size of the Company’s overall market opportunity is not subject to the same cyclical volatility that may impact the rate of new store additions. Given the inherent uncertainty in the rate of new store additions, the Company believes that any timeline provided for achieving its full market opportunity would be speculative, would not improve the disclosure in the Registration Statement and could be misleading to investors.

Our Market, page 5

12.       We note your statements in this section that the “storage and organization category” is highly fragmented and extends across many retail segments. We also note your disclosure on page 19 that competitive product offerings may be found at mass merchants such as Wal-Mart and Target, at specialty retail chains such as Bed Bath & Beyond and Crate and Barrel, and that you face competition from internet-based retailers such as Amazon. Please balance your disclosure in this section with that provided in the risk factor beginning on page 19.

Response:

The Company respectfully acknowledges the Staff’s comment and has added to this section disclosure consistent with that provided in the risk factor.

Summary Risk Factors, page 5

13.       Please balance your disclosure by addressing the risks, if any, associated with servicing your long-term debt obligations and your fixed lease obligations, as well as the competition that you face from mass merchants, specialty retail stores, and internet-based retailers.

Response:

The Company respectfully acknowledges the Staff’s comment and has added to the disclosure in this section a discussion of the risks associated with servicing its long-term debt obligations and its fixed lease obligations, as well as the competition that the Company faces from mass merchants, specialty retail stores, and internet-based retailers.  See page 6.

Principal Equity Holders, page 6

14.       Please briefly describe how and when the funds associated with LGP acquired their shares of your preferred and common stock. Please also disclose in this subsection or under a separate heading in your prospectus summary any payments, including dividend payments, compensation or the value of any equity that the funds associated with LGP and your directors or executive officers received or will receive in connection with the offering.

Response:

The Company respectfully acknowledges the Staff’s comment and has added to the disclosure in this section by addressing how and when the funds associated with LGP acquired their shares of the Company’s preferred and common stock.  In addition, the Company will disclose in this subsection any payments, including dividend payments, compensation or the value of any equity that the funds associated with LGP and the Company’s directors or executive officers received or will receive in connection with the offering.

15.       Please disclose in this section the fact that your principal equity holder may have interests that conflict with your interests and those of your other stockholders, as you state on page 29.

Response:

The Company respectfully acknowledges the Staff’s comment and has added to the disclosure in this section the fact that the Company’s principal equity holder may have interests that conflict with the Company’s interests and those of its other stockholders.

Summary Historical Consolidated Financial and Operating Data, page 11

16.       We note that the summary historical financial and operating data presented in the tables is not presented in the same chronological order as presented in your audited financial statements. We also note that historical financial information presented in tabular form in Selected consolidated financial data and throughout Management’s discussion and analysis of financial condition and results of operations is not presented in the same chronological order as presented in your audited financial statements. Please revise so that the financial statements and other data presented in tabular form reads consistently from left to right throughout the filing. Please refer to ASC 205-10-S99-9.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the audited financial statements and other data presented in tabular form so that they read consistently from left to right, oldest to newest, throughout the Registration Statement.

17.       We note that you calculate working capital as current assets (excluding cash and cash equivalents) less current liabilities (excluding the current portion of long-term debt and revolving lines of credit). In light of the exclusions, please tell us whether you believe the disclosed working capital amounts are non-GAAP measures, as defined at Item 10(e) of Regulation S-K, including your basis for your conclusion. If so, please tell us your consideration of providing the disclosures prescribed by Item 10(e)(1)(i) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to refer to “net working capital” throughout the filing in order to distinguish the measure from the GAAP measure.  Net working capital will be clearly identified as a non-GAAP measure in the section of the prospectus captioned “Presentation of certain financial measures.”

The Company believes that net working capital is not a non-GAAP financial measure for purposes of Item 10(e) of Regulation S-K because net working capital is calculated using exclusively financial measures calculated in accordance with GAAP.

Risk Factors, page 14

Risks Related to Our Business, page 14

Because of our international operations, page 23

18.       Please expand this risk factor to clarify whether you have experienced violations of the Foreign Corrupt Practices Act or the other anti-bribery and anti-kickback laws to which you refer in this risk factor that have had a materially adverse impact on your business or operations. Please also revise the Regulation portion of your Description of Business section to elaborate upon the way(s) in which the Foreign Corrupt Practices Act affects your operations.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that it has not experienced violations of the Foreign Corrupt Practices Act or the other anti-bribery and anti-kickback laws to which the Company refers in this risk factor that have had a materially adverse impact on the Company’s business or operations.  Furthermore, the Company has revised the Regulation portion of its Description of Business section to elaborate upon the ways in which the Foreign Corrupt Practices Act affects the Company’s operations.

Cautionary Note Regarding Forward-Looking Statements, page 35

19.  Many of the statements in your submission relate to present facts or conditions, rather than to historical facts or future events. Accordingly, the second sentence of this section beginning

“[a]ll statements other than statements of historical facts . . . .” appears to be overly broad. Please narrow your statement accordingly or remove it.

Response:

The Company acknowledges the Staff’s comment and the relevant sentence has been deleted. Please see revised disclosure on page 38.

The Exchange, page 37

20.       Please tell us if you plan to update the disclosure in this section and throughout the prospectus to reflect the liquidation preferences and number of shares of common stock into which the outstanding preferred stock will be exchanged as of a date closer the date on which this offering will close. We may have further comment upon reviewing your response.

Response:

The Company respectfully advises the Staff that it intends to update such disclosure to reflect the liquidation preferences and number of shares of common stock into which the outstanding preferred stock will be exchanged as of a date closer to the date on which this offering will close.  That date is anticipated to be the first day of the calendar month of the date of the prospectus.

Use of Proceeds, page 39

21.       We note your disclosure in the second paragraph of this section that you may increase or decrease the number of shares that you are offering. Please elaborate upon the circumstances in which you will increase or decrease the number of shares that you are offering, and confirm your understanding of applicable Securities Act rules regarding increasing or decreasing the size of the offering and communicating any such change in the offering size, as applicable.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms its understanding of applicable Securities Act rules, including Rule 430A and Compliance and Disclosure Interpretation 627.01, regarding increasing or decreasing the size of the offering and communicating any such change in the offering size, as applicable.  The number of shares that the Company is offering may be increased or decreased at the time of the offering, consistent with applicable Securities Act rules, depending on prevailing market conditions at such time.

22.       We note that a portion of the net proceeds will be applied to repay a portion of the outstanding borrowings under the Senior Secured Term Loan Facility. We also note your disclosure on page 125 that the Senior Secured Term Loan Facility was amended in April 2013 to increase the size of the credit facility. Please describe the use of proceeds of the

Senior Secured Credit Facility within the past year. Please refer to Instruction 4 to Item 504 of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has added disclosure describing the use of proceeds of the Senior Secured Credit Facility within the past year.

Dividend Policy, page 43

23.       Please revise your disclosure to clarify that you do not currently expect to pay cash dividends on your common stock, as it appears that you currently contemplate paying dividends on both your senior preferred and junior preferred stock.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this section to clarify that the Company does not currently expect to pay cash dividends on its common stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Overview, page 52

24.       We note your statement on page 53 that you “believe Elfa can continue to grow its wholesale business across Europe.” Please balance your disclosure in this section by disclosing the fact that Elfa experienced declines in its third party sales in the first quarter of 2013 as compared to the first quarter of 2012, and in fiscal 2012 as compared to fiscal 2011.

Response:

The Company respectfully acknowledges the Staff’s comment and, after consideration, has determined that the disclosure is improved by deleting such statement from the Registration Statement.

First Thirteen Weeks of Fiscal 2013 Compared to First Thirteen Weeks of Fiscal 2012, page 56

Net Sales, page 56

25.       We note disclosure in various locations of your document indicating that net sales from your website are also included in calculations of comparable store sales. Please clarify whether there are any website sales for any of the periods presented that are not included with calculations of comparable store sales. Please also quantify, on a real dollar and percentage basis, the total amount of your website sales for each period presented. If website sales are more than incidental to your total comparable store sales, please revise your filing to provide a breakout of your comparable store sales both with and without internet sales. Alternatively, please tell us in great detail why this additional disclosure is not warranted.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that there are no website sales for any of the periods presented that are not included with calculations of comparable store sales.  The Company further advises the Staff that it has framed the period-on-period net sales discussion in “Management’s discussion and analysis of financial condition and results of operations” with a view towards facilitating an investor’s understanding of the material drivers of the changes in such financial measure during the periods presented.  Accordingly, the discussion isolates the incremental impact of various drivers of the changes in net sales (including the incremental impact of changes in online sales) during the periods presented in a manner that is consistent with the way management reviews its results.  The Company respectfully submits that it is these changes that are most material to an understanding of any underlying net sales trend and not the absolute amount of a particular component in a given period.  To avoid cluttering the presentation with detail that is less relevant to an understanding of the net sales trend, the Company has not included a separate presentation of website sales, but notes that such information, to the extent relevant to a reader, is largely derivable from the information currently included.  Furthermore, the Company is a highly integrated multi-channel retailer, whose merchandise can be ordered online and either picked up at a store (GoShop! Click & Pickup) or delivered to a customer in a variety of ways (GoShop! Click & Deliver).  The Company believes that separate presentation of its website sales is not appropriate given the multi-channel nature of its business. The Company believes it shares this position with many other public companies in the specialty retail industry.

For these reasons, the Company respectfully expresses its preference not to revise this section to quantify, on a real dollar and percentage basis, the total amount of its website sales for each period presented and to provide a breakout of its comparable store sales both with and without internet sales.

Gross Profit and Gross Margin, page 57

26.       We note your disclosure that the Elfa gross margin improved for the thirteen weeks ended June 1, 2013 as compared to the thirteen weeks ended May 26, 2012 partially as a result of a favorable shift in product and market mix. Please tell us more about this shift in product and market mix, including whether management considers this to be a material trend that is expected to continue in the future. Please revise your filing as appropriate. We refer you to Section III.B.3 of SEC Release No. 33-8350.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this section to provide more information regarding the shift in Elfa product and market mix.  The Company does not believe this to be a material trend that is expected to continue beyond fiscal 2013, because it was primarily attributable to the closure of a sales subsidiary in Germany and a manufacturing facility in Norway, which are factors that the Company does not expect to continue beyond fiscal 2013.

Liquidity and Capital Resources, page 66

27.       Please tell us your consideration of disclosing:

•                  the amount of cash and short term investments held by foreign subsidiaries;

•                  a statement that you would need to accrue and pay taxes if repatriated; and

•                  a statement that you do not intend to repatriate the funds.

Response:

The Company supplementally advises the Staff that the amount of cash and short term investments held by foreign subsidiaries as of June 1, 2013 was $5.8 million.  Accordingly, the Company does not believe this amount was material and does not believe that the proposed additional disclosure would be material to an understanding of the Company’s business, results of operations or financial condition. However, the Company acknowledges supplementally that it would be required to accrue and pay taxes if such funds were repatriated and advises the Staff that it does not currently intend to repatriate the funds.  If, in the future, the amount of cash and short term investments held by foreign subsidiaries were to become material, the Company will add appropriate disclosure in its future Exchange Act reports.

Cash Flow Analysis, page 66

28.       Please tell us your consideration of discussing fiscal 2010 cash flows as compared to fiscal 2011 cash flows. Refer to the Instructions to paragraph 303(a) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this section to discuss fiscal 2010 cash flows as compared to fiscal 2011 cash flows.

Critical Accounting Policies and Estimates, page 71

29.       We note the disclosure on page F-23 of the stock option grants during fiscal year 2012. In order to better understand the fair value of your common stock underlying the equity compensation, please tell us more about the significant factors that may have contributed to changes in that fair value for the equity based issuances during the past year. Please continue to provide this information as of the date of each grant and equity related issuance, through the estimated IPO price. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement. To the extent that you believe this is a significant accounting policy, please revise your filing accordingly.

Response:

During June 2012, the Company granted options to acquire 41,740 shares of its common stock at an exercise price of $100.00 per share, which is consistent with the per share price paid in the 2007 transaction in which LGP acquired its shares of the Company’s stock. In determining the exercise price for this grant the Company considered, among other factors, a third-party valuation study of its common stock conducted in November 2011.  The Company has not made any additional grants of options since June 2012 and does not anticipate making any additional grants prior to the closing date of this offering.  The Company does not believe that accounting for stock options is a significant accounting policy based on the relatively small size of the plan and the amount of expense incurred in fiscal year 2012 ($283,000).

Business, page 82

Our Growth Strategy, page 85

30.       Please clarify whether you intend to expand your store base within the markets in which you currently operate, or whether the expansion disclosed in this section contemplates entry into new and/or additional markets.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this section to clarify that the expansion disclosed in this section contemplates adding more stores in new and existing markets.

Our Products, page 88

31.       We note your disclosure in this section regarding the exclusivity of your products and the fact that “[m]any of these products are our own brands, including our elfa® products.” If material, please quantify the amount of sales that are attributable to the sale of elfa® products and the amount of sales attributable to the sale of your branded products, other than elfa® products. Please also briefly describe the products offered under your brands.

Response:

The Company respectfully acknowledges the Staff’s comment, but notes that it has not disclosed the amount of sales that are attributable to the sale of elfa® products and the amount of sales attributable to the sale of its branded products, other than elfa® products, because the Company does not believe that the proposed additional disclosure would be material to an understanding of the Company’s business.  Furthermore, such information is confidential and the Company believes that it would be competitively disadvantaged by its disclosure.  The Company supplementally advises the Staff that the amount of net sales attributable to the sale of its branded products, other than elfa® products, during fiscal 2012 was in excess of 10% of total net sales.  The Company also supplementally advises the Staff that the products offered under its brands during fiscal 2012 included the following (among other items):  garment bags, shoe boxes, plastic storage containers, hangers, dish / dinner ware storage, gift wrap & ribbon, holiday ornament storage, laundry bags, corrugated moving / shipping boxes, archival storage boxes, shoe, sweater and accessory organizers, shelving, file folders, kitchen cabinet organizers and under sink storage solutions.

Sourcing, page 89

32.       Please disclose the percentage of elfa® products that attributed to your fiscal 2012 purchases.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this section to disclose the percentage of elfa® products that attributed to the Company’s fiscal 2012 purchases.

Certain Relationships and Related Party Transactions, page 116

Exchange Agreement, page 116

33.       Please quantify in this section the amount of proceeds from the Dividend that will be received by each person qualifying as a related person under Item 404(a) of Regulation S-K. Please also disclose the approximate dollar value of the amount of common stock that such persons will receive upon conversion of the outstanding preferred stock. Please refer to Item 404(a)(3) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to update such disclosure to quantify the amount of proceeds from the Dividend that will be received by each person qualifying as a related person under Item 404(a) of Regulation S-K as of a date closer the date on which this offering will close. Furthermore, the Company will disclose the approximate dollar value of the amount of common stock that such persons will receive upon exchange of the outstanding preferred stock.

Description of Common Stock, page 121

34.       We note your statement that “our shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.” As it appears that this is a legal conclusion that should come from counsel, please revise this statement accordingly, or remove such statement.

Response:

The Company respectfully acknowledges the Staff’s comment and has deleted such statement from the Registration Statement.

Exclusive Venue, page 122

35.       We note your disclosure that the exclusive venue provision may have the effect of discouraging lawsuits against your directors and officers. Please tell us what consideration you gave to including this effect in your risk factor disclosure.

Response:

The Company respectfully acknowledges the Staff’s comment and has added disclosure that the exclusive venue provision may have the effect of discouraging lawsuits against its  directors and officers from  the Company’s risk factor disclosure.

Consolidated Financial Statements, page F-1

36.       Reference is made to the last paragraph on page 32 which states that the obligors under the Senior Secured Term Loan Facility, the Revolving Credit Facility and the Elfa Senior Secured Credit Facilities are currently restricted from paying cash dividends. In light of these subsidiary restrictions, please tell us the amount of restricted net assets as defined in Rule 4-08(e)(3) of Regulation S-X as of the end of most recently completed year and how you compute the amount. In addition, if the restricted net assets exceed 25 percent of your consolidated net assets, please provide the disclosures required by paragraphs 3(i) and (ii) of Rule 4-08(e) of Regulation S-X and Schedule I prescribed by Rule 12-04 of Regulation S-X as required by Rule 5-04 of Regulation S-X. Further, please revise the filing to consistently describe subsidiary restrictions for paying cash dividends including discussion of any changes resulting from the April 2013 amendment to the Senior Secured Term Loan Facility Consolidated Statements of Operations, page F-5

Response:

The Company has restricted net assets of $221,560, which was computed based on the restrictive covenants of the Company’s debt agreements.  The Company has added disclosure to page F-18 in Note 5 under Secured term loan facility ($275 million) to the audited consolidated financial statements for the fiscal years ended February 25, 2012 and March 2, 2013.

The Company has also added disclosure to page F-43, in Note 2—Long-term debt and revolving lines of credit to the unaudited interim consolidated financial statements for the quarters ended May 26, 2012 and June 1, 2013.

The Company has also provided Schedule I in accordance with Rule 12-04 of Regulation S-X.

37.       We note that you intend to use a significant portion of the offering proceeds to pay a dividend to holders of your senior preferred stock and potentially to holders of your junior preferred stock. Please tell us what consideration you gave to presenting pro forma EPS, in addition to historical EPS, for the latest year and interim period reflecting the dilution equivalent to the number of shares whose proceeds will be used to pay dividends.

Response:

The Company considered the presentation of pro forma EPS but determined that it is impractical to calculate until a date closer to the closing of this offering.  When such data is available, pro forma EPS calculations will be presented in the “Selected consolidated financial data” section and the historical financial statements included in the prospectus.

Notes to Consolidated Financial Statements, page F-9

Note 2—Goodwill and Tradenames, page F-15

38.       We note that you have identified certain trademarks recorded on your balance sheet as having indefinite lives. Please tell us more about these trademarks and the factors you considered in determining that they have indefinite lives. In this regard, please provide us support demonstrating there are no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of the trademarks. See ASC 350-30-35-1 through -5. Note 6. Income Taxes, page F-20

Response:

The Company has two trade names that it has identified as intangible assets with indefinite lives:  “The Container Store®” and “elfa®.”  Management plans to continue using The Container Store® and elfa® trade names and trademarks indefinitely and there is no foreseeable limit on the period of time over which these trade names are expected to contribute to the cash flows of the Company.  Both The Container Store® and elfa® brands are critical to the Company’s business and are used extensively for marketing purposes.  The Company has utilized The Container Store® brand since the establishment of its first store in 1978.  The Company has also sold elfa® branded products in its stores since 1978, and acquired Elfa in 1999.  The Company believes that The Container Store® brand is synonymous with the storage and organization category, and the elfa® brand supports that designation. In addition, these two trade names are used in many trademarks that have been registered in the United States, Canada, Mexico and the European Union (see the Supplemental Materials for a listing of registered trademarks).  The Company has a history of renewing these trademark registrations in a timely manner.

Although the Company has taken impairment charges in the past few years on the elfa® trade name, these impairments were the result of the extended recessionary environment in Europe which led to lower than forecasted revenues for the Elfa segment in those years.  The Company does not believe that the economic factors that led to the impairments indicate a more limited life on the elfa® trade name and management plans to continue to use the brand in the same manner for the foreseeable future.  Therefore, there are no legal, regulatory, contractual, competitive, economic or other factors that would affect the determination of indefinite lives for these assets.

39.       Please tell us your consideration of disclosing the amount of the unrecognized deferred tax liability related to investments in foreign subsidiaries that are essentially permanent in duration or a statement that determination is not practicable. Refer to ASC 740-30-50-2c.

Response:

Undistributed earnings of approximately $37 million have been indefinitely reinvested; therefore, no provision has been made for taxes due upon remittance of these earnings. Determination of the unrecognized deferred tax liability related to these undistributed earnings is not practical because of the complexities associated with its hypothetical calculation. The Company has added disclosure to this effect to page F-22, in Note 6—Income Taxes to the audited consolidated financial statements for the fiscal years ended February 25, 2012 and March 2, 2013.

Note 11—Commitments and Contingencies, page F-26

40.       We note the disclosure that ordinary litigation and routine reviews by regulatory bodies are not expected to have a material adverse effect on your financial condition, results of operations, or cash flows. Please confirm, and revise your filing as appropriate, whether that assertion is believed to be true for ordinary litigation on both an individual basis and in the aggregate.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at 212-906-2918 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Gregory P. Rodgers

Gregory P. Rodgers
of LATHAM & WATKINS LLP

Enclosures

cc: (via fax)

Jodi Taylor, Chief Financial Officer, The Container Store Group, Inc.

Howard A. Sobel, Esq., Latham & Watkins LLP

Roxane F. Reardon, Esq., Simpson Thacher & Bartlett LLP